EXECUTION COPY

AMENDMENT NO. 1
TO
PURCHASE AGREEMENT
THIS AMENDMENT NO. 1 (this “Amendment”) to the Purchase Agreement dated as of May 21, 2014 (the “Purchase Agreement”) is entered into and effective as of the 30th day of September 2014, by and between Hess Corporation, a Delaware corporation (“Seller”), and Speedway LLC, a Delaware limited liability company (“Buyer”). Capitalized terms used herein and not otherwise defined herein have the meanings given to such terms in the Purchase Agreement.
WHEREAS, following the execution of the Purchase Agreement, Hess Realty LLC, a Delaware limited liability company and a wholly-owned subsidiary of Seller (“Hess Realty”), acquired all but one of the Early Buy-Out Properties (with the other being acquired by Seller) and all of the other Leveraged Lease Properties;
WHEREAS, instead of entering into the Lease and Buy-Out Agreement contemplated by Section 2.6 of the Purchase Agreement, Buyer desires to acquire all of the Leveraged Lease Properties (including the Early Buy-Out Properties) at the Closing, principally through the acquisition of Hess Realty; and
WHEREAS, pursuant to Section 9.10 of the Purchase Agreement, the Purchase Agreement may be amended by a written mutual agreement executed and delivered by Seller and Buyer.
NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Amendment and the Purchase Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.	Amendments. The parties hereby agree to amend the Purchase Agreement and the transactions contemplated thereby as follows:

(a)	Section 1.1(AE) of the Seller Disclosure Schedule is hereby amended to add Hess Realty such that Hess Realty shall be an Acquired Entity for all purposes of the Purchase Agreement.

(b)
In consideration of Buyer’s acquisition of Hess Realty, the parties have agreed to increase Base Price by $262,900,000. Accordingly, the term “Base Price” is hereby amended to mean $2,862,900,000 for all purposes of the Purchase Agreement. As a result of the increase in Base Price, notwithstanding anything to the contrary in the Purchase Agreement, for purposes of Section 2.4 of the Purchase Agreement, the Leveraged Lease Adjustment Amount shall be zero.

(c)
Upon Seller’s request pursuant to Section 2.1 of the Purchase Agreement, the parties hereby agree that rather than causing Hess Wilco Holdings, Inc. to contribute all of the Equity Interests in Hess Wilco Holdings, LLC (and hence the WilcoHess 56% Equity Interests) to the Acquired Company prior to the Closing, Seller will cause Hess Wilco Holdings, Inc. to, at the Closing, separately assign, transfer, convey and deliver all of the Equity Interests in Hess Wilco Holdings, LLC (and hence the WilcoHess 56% Equity Interests) to Buyer.

(d)	Section 2.6 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

Section 2.6 Leveraged Lease Properties.
(a) As of the date of this Amendment, (i) Hess Realty has acquired the real property set forth on Exhibit A hereto under the heading “Hess Realty LLC” (but in the case of each parcel of real property marked with an “*” on Exhibit A, only the improvement thereon, and not the underlying land, which is subject to a ground lease), (ii) Seller has acquired the real property set forth on Exhibit A hereto under the heading “Hess Corporation” (and Seller has subsequently transferred ownership of such property to Hess Retail Stores LLC) and (iii) Seller has accepted the assignment of, and has become the tenant (rather than the subtenant) under the ground leases with respect to, the real property marked with an “*” on Exhibit A. The properties listed on Exhibit A represent all of the real property previously subject to a Leveraged Lease (the properties listed on Exhibit A, collectively, the “Acquired Leveraged Lease Properties”). Accordingly, Section 3.10(b) of the Seller Disclosure Schedule shall be deemed automatically amended to remove all Leveraged Leases in respect of the Acquired Leveraged Lease Properties from such section, and Section 3.10(a) of the Seller Disclosure Schedule shall be deemed automatically amended to reflect all of the Acquired Leveraged Lease Properties as Owned Real Property, except that the real property marked with an “*” on Exhibit A shall also be listed in Section 3.10(b) of the Seller Disclosure Schedule with respect to the underlying ground leases, as provided below in Section 2.6(b); provided, however, with respect to the Acquired Leveraged Lease Properties, the representations and warranties in Section 3.10(a) and Section 3.10(c) shall be made solely as of the Closing Date.
(b) With respect to each parcel of real property marked with an “*” on Exhibit A, the underlying land was subleased by Seller from Amerada Hess Facilities Business Trust No. 1998-1 (the “Trust”). In connection with the acquisition of the Leveraged Lease Properties referred to in Section 2.6(a), the Trust assigned the ground leases for such land to Seller, and Seller became the tenant thereunder. Accordingly, Section 3.10(b) of the Seller Disclosure Schedule shall be deemed automatically amended to add these four ground leases as Real Property Leases. Prior to the Closing Date, Seller will assign these four ground leases to Hess Retail Stores LLC.

(e)	Seller and Buyer will not enter into the Lease and Buy-Out Agreement. All references in the Purchase Agreement to the Lease and Buy-Out Agreement, Early

Buy-Out Properties and Leveraged Lease Buy-Out Amounts and all obligations with respect thereto shall be disregarded.

(f)	Section 3.3(a) of the Seller Disclosure Schedule is hereby amended by adding the following information regarding Hess Realty:

Acquired Entity	State of Organization	Authorized Capital	Outstanding Shares/ Membership Interests
Hess Realty LLC	Delaware	1 membership interest	Hess Retail Holdings LLC: 1 membership interest

(g)	Section 3.3 of the Purchase Agreement is hereby amended to add a new subsection (f) as set forth below:

(f) Hess Realty was formed for the purpose of acquiring the Leveraged Lease Properties and all personal property located thereon and has not conducted any business other than the acquisition and ownership of the Leveraged Lease Properties and the personal property located thereon, and the provision of these properties to Seller and its Affiliates for the conduct of the Business. At the Closing, the Acquired Company will have no assets, liabilities or obligations of any nature other than (i) the Leveraged Leased Properties and the personal property located thereon and (ii) any assets, liabilities or obligations incident to its formation and pursuant to this Agreement or the transactions contemplated hereby.

(h)	Section 5.17(a)(iv) of the Purchase Agreement is hereby amended and restated as follows:

(iv) Notwithstanding anything in this Agreement to the contrary, each of Seller and Buyer shall be liable for, shall pay (or cause to be paid) and shall indemnify and hold harmless the other from and against (x) one-half (1/2) of any Transfer Taxes and (y) solely in connection with the transfer of all of the Equity Interests in Hess Realty from Seller to the Acquired Company, 50% of any sales, use, property transfer, real property transfer, transfer, stamp, registration, documentary, recording or similar duties or Taxes, together with any interest thereon, and any penalties, fines, costs, fees, additions to Tax or additional amounts with respect thereto (the Taxes covered by this clause (y), collectively, “Hess Realty Transfer Taxes”). Seller shall prepare and timely file (or cause to be prepared and timely filed) when due all Tax Returns required to be filed in respect of Transfer Taxes and Hess Realty Transfer Taxes and shall remit (or cause to be remitted) to the applicable taxing authorities the Transfer Taxes or Hess Realty Transfer Taxes shown to be due in respect of such Tax Returns, and shall provide Buyer proof of such payment. Buyer shall reasonably cooperate with Seller in the preparation and filing of any such Tax Returns.

(i)	The definition of “Net Work Capital” is hereby amended and restated as follows:

“Net Working Capital” means the net of the identified current assets and current liabilities of the Business as calculated in accordance with GAAP as applied in the preparation of the Financial Statements and in the format of and in accordance with the example attached as Exhibit C hereto. For the avoidance of doubt, except as explicitly set forth on Exhibit C hereto, the following items are and shall be excluded from the calculation of Net Working Capital: (a) all receivables and payables between an Acquired Entity and another Acquired Entity; (b) assets and liabilities relating to Taxes, excluding any liabilities relating to sales and use taxes of the Acquired Entities and WilcoHess payroll and associated withholding taxes; (c) all accrued wages, salaries, vacation time, bonus and any other form of compensation (excluding accrued wages and salaries and other payroll items for WilcoHesss employees and benefits payable under the WilcoHess Plans) of Transferred Employees payable with respect to all periods prior to the Closing (including associated withholding and payroll tax obligations); (c) all Toy Truck Merchandise and all payables related thereto; (d) all legal and environmental liabilities, receivables and payables; (e) all fuel payables; (f) all insurance claims; and (g) the current portion of capital lease obligations and other long-term debt. With respect to any calculation of Net Working Capital for the purposes of this Agreement, and except as set forth above, the same line items included in and excluded from the calculation of Net Working Capital in Exhibit C shall be included and excluded, as applicable.

(j)	Section 5.17(a)(i) of the Purchase Agreement is hereby amended and restated as follows:

(i)    Seller shall be liable for, shall pay (or caused to be paid, including causing to be paid through Buyer due to the inclusion as a liability adjustment of the Net Working Capital, as applicable) and shall indemnify and hold harmless Buyer from and against all Taxes imposed on the Acquired Entities or on Seller with respect to the Business for (A) any taxable period ending prior to the Closing Date and, (B) with respect to any taxable period beginning before and ending on or after the Closing Date (a “Straddle Period”), the portion of such Straddle Period ending at the close of the day before the Closing Date, in the manner described in Section 5.17(a)(iii).

2.	Additional Representations and Warranties.

(a)
Seller hereby represents and warrants to Buyer as follows: Seller has requisite corporate power and authority to execute, deliver and perform its obligations under this Amendment and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Amendment and the consummation by Seller of the transactions contemplated hereby have been duly and validly authorized by necessary corporate action on the part of Seller and no other corporate proceedings on the part of Seller are necessary to authorize the execution, delivery and performance by Seller of this Amendment or to consummate the transactions contemplated hereby. This Amendment has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforcement may be limited by the Bankruptcy and Equity Principles.

(b)
Buyer hereby represents and warrants to Seller as follows: Buyer has requisite limited liability company power and authority to execute, deliver and perform its obligations under this Amendment and to consummate the transactions contemplated hereby. The execution, delivery and performance by Buyer of this Amendment and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by necessary corporate action on the part of Buyer and no other corporate proceedings on the part of Buyer is necessary to authorize the execution, delivery and performance by Buyer of this Amendment or to consummate the transactions contemplated hereby. This Amendment has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that such enforcement may be limited by the Bankruptcy and Equity Principles.

3.
Confirmation of Purchase Agreement. Except as expressly amended or modified hereby, all terms, covenants and conditions of the Purchase Agreement as heretofore in effect shall remain in full force and effect and are hereby ratified and confirmed in all respects.

4.
Choice of Law. This Amendment, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Amendment (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Amendment (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Amendment or as an inducement to enter into this Amendment), shall be governed by and construed in accordance with the internal Laws, and not the Laws governing conflicts of Laws (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law), of the State of New York.

5.
WAIVER OF JURY TRIAL. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AMENDMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS.

6.
Effect of Amendment. This Amendment shall form a part of the Purchase Agreement for all purposes. From and after the date of this Amendment, any reference in the Purchase Agreement to “this Agreement”, “hereof”, “herein”, and “hereunder” and words or expressions of similar import shall refer to the Purchase Agreement as amended by this Amendment. The provisions of Article IX (Miscellaneous) of the Purchase Agreement shall apply mutatis mutandis to this Amendment, and to the Purchase Agreement as amended by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

7.
Counterparts. This Amendment may be executed in two or more counterparts (including by means of telecopied, facsimile or .pdf signature pages), each of which will be deemed an original but all of which will constitute but one instrument.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed the day and year first above written.
HESS CORPORATION
By:    /s/ Nicholas P. Brountas
Name: Nicholas P. Brountas
Title: VP and General Counsel - MR&C
SPEEDWAY LLC
By:    /s/ A. R. Kenney
Name: A. R. Kenney
Title: President